GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

02042863

Our Ref : GCSS-EL/1727/02/LTR

20 July 2002

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 24 2002
WASH. D.C.
154

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 13 July 2002 with enclosures (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of RHRL);

(ii) Announcement dated 16 July 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of RHRL);

(iii) Notice dated 16 July 2002 with enclosures (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(iv) Letter dated 16 July 2002 with enclosure (Republic Hotels & Resorts Limited – Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited);

(v) Notice dated 19 July 2002 with enclosures (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests); and

/2...

dlw 7/29

(vi) Notice dated 19 July 2002 (Republic Hotels & Resorts Limited – Notice of Changes in Director's Interests).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278

ANNOUNCEMENT

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to compulsorily acquire all the remaining issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

COMPULSORY ACQUISITION OF SHARES BY THE OFFEROR

All capitalised terms used and not defined in this announcement ("Announcement") shall have the meaning given to them in the offer document dated 17 June 2002 ("Offer Document") issued in connection with the voluntary unconditional cash offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") to acquire all the issued and fully-paid ordinary shares of S$1.00 each (the "Shares") in the capital of Republic Hotels & Resorts Limited ("RHR") not already owned by the Offeror as at the date of the Offer (the "Offer Shares").

1. INTRODUCTION

On 28 June 2002, HSBC announced, for and on behalf of the Offeror, that the Offeror has, pursuant to the Offer, received valid acceptances as at 5.00 p.m. on 28 June 2002 in respect of an aggregate of 452,451,107 Offer Shares, which represent approximately 90.30 per cent. of the issued and fully-paid capital of RHR. As at 5.00 p.m. on 12 July 2002, the Offeror has received valid acceptances in respect of 471,884,841 Offer Shares, representing approximately 94.18 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement. The final closing date of the Offer is **3.30 p.m. on 2 August 2002** (the "Final Closing Date").

On 8 July 2002, the board of directors of RHR announced that the circular to the Shareholders containing the recommendation of the director of RHR considered to be independent for the purpose of the Offer (the "Independent Director") and the advice of both ANZ Singapore Limited and KBC Bank (Singapore) Limited, the financial advisers to the Independent Director of RHR, will be posted to the Shareholders no later than 18 July 2002.

2. COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE ACT

The Offeror had in the Offer Document stated its intention to exercise its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Act") in the event that it is entitled to do so. As the Offeror has received valid acceptances in respect of not less than 90 per cent. of the Offer Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror is entitled to, and it intends to, exercise its right under Section 215 of the Act to compulsorily acquire those Shares not acquired by the Offeror pursuant to the Offer.

Subject to the completion of such compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

The Offeror has today given notice ("Form 57") in the prescribed form pursuant to Section 215(1) of the Act, together with a cover letter, to the Shareholders who have not validly accepted the Offer as at 5.00 p.m. on 10 July 2002. The Offeror will proceed to acquire the Shares of the Shareholders who have not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("Dissenting Shareholders") for a cash consideration of S$1.30 for each Share.

The Offeror intends to exercise its right of compulsory acquisition to acquire all the Shares of the Dissenting Shareholders after the expiration of one month after Form 57 is given, subject to the provisions of Section 215(4) of the Act (the "Transfer Date").

In connection with the exercise of its right of compulsory acquisition, on the Transfer Date, the Offeror shall, inter alia, pay to RHR a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders (being the price of S$1.30 for each such Share) ("Acquired Shares").

In accordance with Section 215 of the Act, the consideration shall be credited by RHR into a separate bank account and held by RHR on trust for the Dissenting Shareholders. Upon (inter alia) payment of the consideration to RHR as aforesaid, the Offeror shall be registered as the holder of the Acquired Shares.

The Offeror will be instructing RHR to despatch, as soon as practicable after the Transfer Date, and in any event within three (3) market days of the Transfer Date, remittances in the form of Singapore dollar cheques for the appropriate amounts of the consideration payable in respect of the Acquired Shares to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited ("CDP") and/or M & C Services Private Limited, as the case may be.

3. RIGHT OF SHAREHOLDERS UNDER SECTION 215(3) OF THE ACT

Under Section 215(3) of the Act, Dissenting Shareholders have a right to require the Offeror to acquire their Shares. A Notice to Non-Assenting Shareholder in the prescribed form ("Form 58") addressed to the Dissenting Shareholders has today been despatched. Subject to and in accordance with Section 215 of the Act, Dissenting Shareholders may, within 3 months from the giving of the Form 58 to the Dissenting Shareholders require the Offeror, by notification to the Offeror, to acquire their Shares, whereupon the Offeror shall be entitled and

bound to acquire such Dissenting Shareholders' Shares on the terms of the Offer or otherwise in accordance with Section 215(3) of the Act, if their Shares had not already been acquired by the Offeror under Section 215(1) of the Act.

4. OFFER REMAINS OPEN FOR ACCEPTANCE

The Offer remains open for acceptance. As stated in the announcement of 28 June 2002, in respect of valid acceptances of the Offer that are complete in all respects and are received before 3.30 p.m. on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be, or have been as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their Forms of Acceptance and Authorisation ("FAA") or Forms of Acceptance and Transfer ("FAT") (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on the Final Closing Date. All FAAs, FATs and other relevant documents received after 3.30 p.m. on the Final Closing Date will not be accepted and will be returned by ordinary post to the relevant Shareholders at their own risk in accordance with the terms of the Offer.

Shareholders who have not received or have misplaced the relevant acceptance forms should contact CDP or M & C Services Private Limited, as the case may be, immediately at the following addresses and telephone numbers:

The Central Depository (Pte) Limited
20 Cecil Street #07-02/05
Singapore Exchange
Singapore 049705
Tel: 6535 7511

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: 6227 6660

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

5. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

12 July 2002

MASNET No. 4 OF 13.07.2002
Announcement No. 4

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 12 July 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that the Offeror had on 12 July 2002, given notice to shareholders of the Company ("**Shareholders**") in the prescribed form ("**Form 57**") pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Act**"), together with a cover letter, to inform Shareholders that it intends to compulsorily acquire the Shares of the Shareholders who have not validly accepted the Offer ("**Dissenting Shareholders**") for a cash consideration of S$1.30 for each Share, after the expiration of one month after Form 57 is given, subject to the provisions of Section 215(4) of the Act (the "**Transfer Date**"). In connection with the exercise of its right of compulsory acquisition, on the Transfer Date, the Offeror shall, inter alia, pay to the Company, a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders ("**Acquired Shares**"). In accordance with Section 215 of the Act, the consideration shall be credited by the Company into a separate bank account and held by the Company on trust for the Dissenting Shareholders. Upon, inter alia, payment of the consideration to the Company as aforesaid, the Offeror shall be registered as the holder of the Acquired Shares. It is also announced that the Offeror will instruct the Company to despatch, as soon as practicable after the Transfer Date, and in any event within three (3) market days of the Transfer Date, remittances in the form of Singapore dollar cheques for the appropriate amounts of the consideration payable in respect of the Acquired Shares to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited ("**CDP**") and/or M & C Services Private Limited, as the case may be.

The HSBC Announcement further states that Dissenting Shareholders have a right under Section 215(3) of the Act to require the Offeror to acquire their Shares, and that a Notice to Non-Assenting Shareholder in the prescribed form ("**Form 58**") has on 12 July 2002 been despatched. Dissenting Shareholders may, in accordance with Section 215 of the Act, within 3 months from the giving of the Form 58 to the Dissenting Shareholders require the Offeror to acquire their Shares, if their Shares had not already been acquired by the Offeror under Section 215(1) of the Act.

It is further stated in the HSBC Announcement that the Offer remains open for acceptance in respect of valid acceptances of the Offer that are complete in all respects and are received before **3.30 p.m. on 2 August 2002**, being the final closing date of the Offer (the "**Final Closing Date**"), and that in respect of valid acceptances of the Offer that are complete in all respects and are received before 3.30 p.m. on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be, or have been as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

A copy of the HSBC Announcement is available on website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Board of Directors wishes to remind Shareholders that a circular to the Shareholders containing the recommendation of the director(s) of the Company considered to be independent for the purpose of the Offer and the advice of the independent financial advisers will be despatched to Shareholders no later than 18 July 2002. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in the Company which may be prejudicial to their interests.**

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 13/07/2002 to the SGX

82-3672

MASNET No. 18 OF 19.07.2002
Announcement No. 18

REPUBLIC HOTELS & RESORTS LIMITED

Notice Of Changes In Director's Interests

Name of director:	Yeoh Cheng Kung
Date of notice to company:	19/07/02
Date of change of interest:	17/07/02
Name of registered holder:	Yeoh Cheng Kung
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of voluntary unconditional cash offer by M&C Hotels Holdings Limited (the "Offer"). (Note: For the purposes of this notice, Yeoh Cheng Kung is regarded as having disposed of his interest in the shares as a result of having accepted the Offer, regardless of whether or not settlement and transfer of such shares have taken place.)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	71,400
% of issued share capital:	0.014
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.30
No. of shares held before the transaction:	71,400
% of issued share capital:	0.014
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	71,400
% of issued share capital:	0	0.014
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Boey Mui Tiang, Company Secretary on 19/07/02 to the SGX

82-3672

MASNET No. 36 OF 19.07.2002
Announcement No. 36

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 16th, 17th and 18th July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(16July) RHR SShdr(17July) RHR SShdr(18July)

Submitted by Boey Mui Tiang, Company Secretary on 19/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 19 July 2002[2]

Date of change of interest (including deemed interest) : 16 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,418,600 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000	474,262,041	94.651	475,680,641	94.934
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,418,600	0.283	474,262,041	94.651	475,680,641	94.934	474,262,041	94.651	475,680,641	94.934	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,418,600 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 19 July 2002

Date of change of interest (including deemed interest) : 17 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,217,400 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder					
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,217,400	0.243	475,680,641	94.934	476,898,041	95.177

		Holdings of substantial shareholder (including direct and deemed interest)							
		Deemed				Direct			
Notice of:	Name of Substantial Shareholder	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	-	0.000	-	0.000	475,680,641	94.934	476,898,041	95.177
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	475,680,641	94.934	476,898,041	95.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	475,680,641	94.934	476,898,041	95.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	475,680,641	94.934	476,898,041	95.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	475,680,641	94.934	476,898,041	95.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	475,680,641	94.934	476,898,041	95.177	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,217,400 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 19 July 2002

Date of change of interest (including deemed interest) : 18 July 2002

Circumstance giving rise to the change : **Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 5,819,647 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.**

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				Direct			
Notice of.	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000	476,898,041	95.177	482,517,688	96.299
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,619,647	1.122	476,898,041	95.177	482,517,688	96.299	476,898,041	95.177	482,517,688	96.299	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 5,619,647 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

82-3672

MASNET No. 45 OF 16.07.2002
Announcement No. 56

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

16 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcement issued by RHR on 16 July 2002 informing its shareholders that a circular dated 15 July 2002, containing the advice of ANZ Singapore Limited and KBC Bank (Singapore) Limited, the financial advisers to the independent director of RHR and the recommendation of the independent director in connection to the Offer, has been despatched to its shareholders today.

The aforesaid announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 16/07/2002 to the SGX

82-3672

MASNET No. 40 OF 16.07.2002
Announcement No. 51

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 11th, 12th and 15th July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(11July) RHR SShdr(12July) RHR SShdr(15July)

Submitted by Boey Mui Tiang, Company Secretary on 16/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 15 July 2002[2]

Date of change of interest (including deemed interest) : 11 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 602,600 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for *all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the* Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	602,600	0.120	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000	468,111,277	93.423	468,713,877	93.544
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	602,600	0.120	468,111,277	93.423	468,713,877	93.544	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	602,600	0.120	468,111,277	93.423	468,713,877	93.544	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	602,600	0.120	468,111,277	93.423	468,713,877	93.544	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	602,600	0.120	468,111,277	93.423	468,713,877	93.544	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	602,600	0.120	468,111,277	93.423	468,713,877	93.544	468,111,277	93.423	468,713,877	93.544	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 602,600 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 16 July 2002

Date of change of interest (including deemed interest) : 12 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 3,170,964 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				**Direct**			
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000	468,713,877	93.544	471,884,841	94.177
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,170,964	0.633	468,713,877	93.544	471,884,841	94.177	468,713,877	93.544	471,884,841	94.177	-	0.000	-	0.000

Notes
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 3,170,964 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 16 July 2002

Date of change of interest (including deemed interest) : 15 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 2,377,200 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	2,377,200	0.474	471,884,641	94.177	474,262,041	94.651	-	0.000	-	0.000	471,884,841	94.177	474,262,041	94.651
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	2,377,200	0.474	471,884,841	94.177	474,262,041	94.651	471,884,841	94.177	474,262,041	94.651	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	2,377,200	0.474	471,884,841	94.177	474,262,041	94.651	471,884,841	94.177	474,262,041	94.651	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	2,377,200	0.474	471,884,841	94.177	474,262,041	94.651	471,884,841	94.177	474,262,041	94.651	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	2,377,200	0.474	471,884,841	94.177	474,262,041	94.651	471,884,841	94.177	474,262,041	94.651	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	2,377,200	0.474	471,884,841	94.177	474,262,041	94.651	471,884,841	94.177	474,262,041	94.651	-	0.000	-	0.000

Notes:
"% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each
[1] M&C HHL will be the registered holder of the 2,377,200 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

82-3672

MASNET No. 39 OF 16.07.2002
Announcement No. 50

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

The Board of Directors (the "**Board**") of Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by the Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer.

The Board wishes to announce that the Company has today despatched a circular to shareholders of the Company ("**Shareholders**") dated 15 July 2002 (the "**Circular**") containing the advice of ANZ Singapore Limited and KBC Bank (Singapore) Limited, the financial advisers to the director of the Company considered to be independent for the purpose of the Offer (the "**Independent Director**"), and the recommendation of the Independent Director in connection with the Offer

Shareholders who have not received the Circular within two (2) days from the date hereof may obtain a copy from:

The Share Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: 6227 6660

A softcopy of the Circular is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com. Shareholders should note that HSBC had on 28 June 2002 announced, for and on behalf of the Offeror, that the Offer will close at 3:30 p.m. on 2 August 2002, and that the Offeror had no intention to extend the Offer beyond that date.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 16/07/2002 to the SGX

82-3672

MASNET No. 5 OF 13.07.2002
Announcement No. 5

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

13 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") for the issued and fully paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcements issued by:

(i) HSBC for and on behalf of the Offeror on 12 July 2002 informing that the Offeror had on 12 July 2002 given notice in the prescribed form pursuant to Section 215 of the Companies Act, Chapter 50 of Singapore, to shareholders of RHR who have not validly accepted the Offer as at 5.00 p.m. on 10 July 2002 (the "Dissenting Shareholders"), in connection with its intention to exercise its right to compulsorily acquire the shares of the Dissenting Shareholders; and

(ii) RHR on 13 July 2002 informing its shareholders of the announcement released by HSBC on 12 July 2002 that the Offeror intends to compulsorily acquire the shares of RHR shareholders who have not validly accepted the Offer and a further reminder that a circular to its shareholders containing the recommendation of the independent director(s) of RHR and the advice of the independent financial advisers will be despatched to shareholders no later than 18 July 2002.

The aforesaid announcements are available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/07/2002 to the SGX